Filed pursuant to Rule 433 Registration Statement No. 333-263376 Dated June 10, 2022

UBS AG Trigger Callable Contingent Yield Notes

Linked to the least performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index due on or about January 3, 2025

This document provides a summary of the terms of the Trigger Callable Contingent Yield Notes (the “Notes”). Investors should carefully review the accompanying preliminary pricing supplement for the Notes, the accompanying product supplement, the index supplement and the accompanying prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

The Notes do not guarantee any return of principal at maturity. Investors will not participate in any appreciation of any underlying asset and must be willing to accept the risk of not receiving any contingent coupons over the term of the Notes. The Notes are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS”), and all payments on the Notes are subject to the credit risk of UBS. As used in this document, “we,” “us,” or “our” refers to UBS.

Summary of Preliminary Terms
Issuer:	UBS AG London Branch (“UBS”)
Principal Amount:	$1,000 per Note
Term:

Approximately 2.5 years, unless UBS elects to call the Notes. In the event that we make any change to the expected trade date and settlement date, the calculation agent may adjust the coupon observation dates (including the final valuation date), call dates and coupon payment dates (including the maturity date) to ensure that the stated term of the Notes remains the same.

Underlying Assets	The Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index
Trade Date	Expected to be June 30, 2022
Settlement Date	Expected to be July 6, 2022
Coupon Observation Dates	Monthly (as set forth in the accompanying preliminary pricing supplement)
Call Dates	Quarterly, beginning after 6 months (as set forth in the accompanying preliminary pricing supplement)
Final Valuation Date	Expected to be December 30, 2024*
Maturity Date	Expected to be January 3, 2025*
Contingent Coupon Rate	7.00% to 7.50% per annum (to be determined on the trade date)
Initial Level	With respect to each underlying asset, the closing level of such underlying asset on the trade date.
Coupon Barrier	With respect to each underlying asset, 50% of its initial level. The actual coupon barriers will be determined on the trade date.
Downside Threshold	With respect to each underlying asset, 50% of its initial level. The actual coupon barriers will be determined on the trade date.
Final Level	With respect to each underlying asset, the closing level of such underlying asset on the final valuation date.
Underlying Return	With respect to each underlying asset, the quotient, expressed as a percentage, of the following formula: Final Level – Initial Level Initial Level
Least Performing Underlying Asset	The underlying asset with the lowest underlying return as compared to any other underlying asset.
Underwriting Compensation**	$2.50 (0.25%) per Note. UBS Securities LLC may also pay another unaffiliated dealer a marketing fee of $5.00 per Note with respect to some or all of the Notes in connection with its marketing efforts.
CUSIP / ISIN	90279FHH73 / US90279FHH73
Estimated Initial Value Expected to be between $950.00 and $980.00 per Note. See “Key Risks” in the preliminary pricing supplement.	Expected to be between $949.80 and $979.80 per Note. See “Key Risks” in the preliminary pricing supplement.
Pricing Supplement	https://www.sec.gov/Archives/edgar/data/1114446/000183988222012859/ubs2000010540_424b2-06513.htm

* Subject to postponement for market disruption events and non-trading days, as applicable, as described in the accompanying preliminary pricing supplement.

** See “Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any)” in the accompanying preliminary pricing supplement.

Features

Issuer Call Feature

UBS may elect to call the Notes in whole, but not in part, regardless of the closing levels of the underlying assets, on any call date (quarterly, beginning after 6 months).

If UBS elects to call the Notes prior to maturity, UBS will pay you on the corresponding coupon payment date (the “call settlement date”) a cash payment per Note equal to the principal amount plus any contingent coupon otherwise due (the “call settlement amount”), and no further payments will be made on the Notes. Before UBS elects to call the Notes, UBS will deliver written notice to the trustee.

Contingent Coupon & Contingent Coupon Rate

If the closing level of each underlying asset is equal to or greater than its coupon barrier on any coupon observation date (including the final valuation date), UBS will pay you the contingent coupon applicable to that coupon observation date on the relevant coupon payment date.

If the closing level of any underlying asset is less than its coupon barrier on any coupon observation date (including the final valuation date), the contingent coupon applicable to that coupon observation date will not accrue or be payable and UBS will not make any payment to you on the relevant coupon payment date.

The contingent coupon will be a fixed amount based upon equal periodic installments at a per annum rate (the “contingent coupon rate”) and will be set on the trade date. The table below sets forth the range of the contingent coupon rate and contingent coupon for each Note that would be applicable to each coupon observation date on which the closing level of each underlying asset is equal to or greater than its coupon barrier.

Contingent Coupon Rate	7.00% to 7.50% per annum
Contingent Coupon	$5.8333 to $6.2500

Contingent coupons on the Notes are not guaranteed. UBS will not pay you the contingent coupon for any coupon observation date on which the closing level of any underlying asset is less than its coupon barrier.

Payment at Maturity (per Note)

If UBS does not elect to call the Notes and the final level of each underlying asset is equal to or greater than its downside threshold, UBS will pay you a cash payment equal to:

Principal Amount of $1,000

If UBS does not elect to call the Notes and the final level of any underlying asset is less than its downside threshold, UBS will pay you a cash payment that is less than the principal amount, if anything, equal to:

$1,000 x (1 + Underlying Return of the Least Performing Underlying Asset)

In this scenario, you will suffer a percentage loss on your initial investment equal to the underlying return of the least performing underlying asset, regardless of the underlying return of any other underlying asset and, in extreme situations, you could lose all of your initial investment.

UBS SECURITIES LLC

You will find a link to the accompanying preliminary pricing supplement for the Notes above and links to the accompanying product supplement, accompanying index supplement and accompanying prospectus for the Notes under “Additional Information about UBS and the Notes” in the preliminary pricing supplement, which you should read and understand prior to investing in the Notes.

UBS has filed a registration statement (including a prospectus as supplemented by an index supplement, product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement, the accompanying product supplement and the index supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-833-653-0401. Our Central Index Key, or CIK, on the SEC web site is 0001114446.

Selected Risk Considerations

The risks set forth below are discussed in more detail in the “Key Risks” section in the preliminary pricing supplement. Please review those risks, along with the additional risks discussed in the accompanying product supplement and accompanying prospectus, before making an investment decision.

Risks Relating to Return Characteristics

●Risk of loss at maturity — The Notes differ from ordinary debt securities in that UBS will not necessarily make periodic coupon payments or repay the full principal amount of the Notes at maturity. If UBS does not elect to call the Notes and the final level of any underlying asset is less than its downside threshold, you will lose a percentage of your principal amount equal to the underlying return of the least performing underlying asset and in extreme situations, you could lose all of your initial investment.

●The stated payout from the issuer applies only if you hold your Notes to maturity

●You may not receive any contingent coupons with respect to your Notes

●Your potential return on the Notes is limited to any contingent coupons, you will not participate in any appreciation of any underlying asset or underlying constituents and you will not have the same rights as holders of any underlying constituents

●A higher contingent coupon rate or lower downside thresholds or coupon barriers may reflect greater expected volatility of each of the underlying assets, and greater expected volatility generally indicates an increased risk of loss at maturity

●UBS may elect to call the Notes prior to maturity and the Notes are subject to reinvestment risk

●An investment in Notes with contingent coupon and issuer call features may be more sensitive to interest rate risk than an investment in securities without such features

Risks Relating to Characteristics of the Underlying Assets

●You are exposed to the market risk of each underlying asset

●Because the Notes are linked to the least performing underlying asset, you are exposed to a greater risk of no contingent coupons and losing a significant portion or all of your initial investment at maturity than if the Notes were linked to a single underlying asset or fewer underlying assets

●Market risk

●There can be no assurance that the investment view implicit in the Notes will be successful

●Changes affecting an underlying asset, including regulatory changes, could have an adverse effect on the market value of, and return on, your Notes

●UBS cannot control actions by the index sponsors and the index sponsors have no obligation to consider your interests

●The Nasdaq-100 Index®, Russell 2000® Index and S&P 500® Index reflects price return, not total return

●The Notes are subject to risks associated with non-U.S. securities

●The Notes are subject to small-capitalization stock risks.

Estimated Value Considerations

●The issue price you pay for the Notes will exceed their estimated initial value

●The estimated initial value is a theoretical price; the actual price at which you may be able to sell your Notes in any secondary market (if any) at any time after the trade date may differ from the estimated initial value

●Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the Notes as of the trade date

Risks Relating to Liquidity and Secondary Market Price Considerations

●There may be little or no secondary market for the Notes

●The price at which UBS Securities LLC and its affiliates may offer to buy the Notes in the secondary market (if any) may be greater than UBS’ valuation of the Notes at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements

●Economic and market factors affecting the terms and market price of Notes prior to maturity

●Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices

Risks Relating to Hedging Activities and Conflicts of Interest

●Potential conflicts of interest

●Potential UBS impact on price

●Potentially inconsistent research, opinions or recommendations by UBS

Risks Relating to General Credit Characteristics

●Credit risk of UBS

●The Notes are not bank deposits

●If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the Notes and/or the ability of UBS to make payments thereunder

Risks Relating to Hedging Activities and Conflicts of Interest

●Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation. See “What Are the Tax Consequences of the Notes?” herein and “Material U.S. Federal Income Tax Consequences”, including the section “— Securities Treated as Prepaid Derivatives or Prepaid Forwards with Associated Contingent Coupons”, in the accompanying product supplement.